September 25, 2008

Mail Stop 3561

Kevin R. Keating, CEO
Forex365, Inc.
190 Lakeview Way
Vero Beach, FL  32963

**Re:     Forex365, Inc.**
**Form 10**
**Filed September 22, 2008**
**File No. 0-53436**

Dear Mr. Keating:

We have limited our review of your filing to the issue we have addressed in our comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

We note that Hansen, Barnett and Maxwell audited the 1999 financial statements that were included in the Form 10SB filed (and subsequently withdrawn) by you under the name of Solar Group Inc in 2000 and that the financial statements included in the current registration statement were audited by another independent accountant.  Please tell us when the engagement of HB&M terminated and when you engaged the successor accountant and provide the disclosures required by Item 304 of Regulation S-K in the current Form 10 as necessary.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3790 with questions.

Sincerely,


John D. Reynolds
Assistant Director


cc:     Frederic M. Schweiger
        2395 Woodglen Drive
        Aurora, IL   60502